Exhibit 3.1

Amendment No. 1

to

Amended and Restated Bylaws

of ElderTrust

dated December 5, 2003

Article II, Section 9 of the Bylaws is hereby amended and restated in its entirety to read in its entirety as follows:

“Section 9. PROXIES. A shareholder may cast the votes entitled to be cast by the shares of beneficial interest owned of record by the shareholder, either in person or by proxy executed in any manner permitted by law by the shareholder or by his duly authorized agent. Such proxy shall be filed with the secretary of the Trust before or at the meeting. No proxy shall be valid more than eleven months after its date, unless otherwise provided in the proxy.”